Arf 2-26-2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



02006084

FEB 25 2002

SEC FILE NUMBER
8- 17719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hartford Equity Sales Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Hopmeadow Street
(No. and Street)

Simsbury	Connecticut	06089
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George R. Jay — 860-843-8213
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name — *if individual, state last, first, middle name*)

One Financial Plaza	Hartford	Connecticut	06103
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/02
SS

OATH OR AFFIRMATION

I, George R. Jay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hartford Equity Sales Company, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Controller

Title



Notary Public

My Commission Exp. Mar. 31, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

Report Of Independent Public Accountants

To the Board of Directors of
Hartford Equity Sales Company, Inc.:

We have audited the accompanying statement of financial condition of Hartford Equity Sales Company, Inc. (the Company), as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartford Equity Sales Company, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Hartford, Connecticut
February 19, 2002

HARTFORD EQUITY SALES COMPANY, INC.
(a wholly-owned subsidiary of Hartford Financial Services, LLC)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

ASSETS:	
Cash	$ 126,263
Due from affiliate	17,073
Investment in affiliate	5,000
Other receivables	1,677
Total Assets	150,013
LIABILITIES:	
Due to affiliates	17,077
Federal income tax payable	10,339
Total Liabilities	27,416
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value, 250 shares authorized, issued and outstanding	25,000
Additional paid-in capital	5,000
Retained earnings	92,597
Total Stockholder's Equity	122,597
Total Liabilities and Stockholder's Equity	$ 150,013

The accompanying notes are an integral part of this financial statement.

HARTFORD EQUITY SALES COMPANY, INC.
(a wholly-owned subsidiary of Hartford Financial Services, LLC)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commission expense reimbursement	$ 126,449,540
Mutual funds commission income	182,317
Other income	101,488
Total Revenues	126,733,345
EXPENSES:	
Commission expense	126,449,540
Other expense	237,123
Total Expenses	126,686,663
PRE-TAX INCOME	46,682
Provision for Federal income tax	16,338
NET INCOME	$ 30,344

The accompanying notes are an integral
part of this financial statement.

HARTFORD EQUITY SALES COMPANY, INC.
(a wholly-owned subsidiary of Hartford Financial Services, LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2000	$ 25,000	$ 5,000	$ 62,253	$ 92,253
Net Income	-	-	30,344	30,344
Balance, December 31, 2001	$ 25,000	$ 5,000	$ 92,597	$ 122,597

The accompanying notes are an integral part of this financial statement.

HARTFORD EQUITY SALES COMPANY, INC.
(a wholly-owned subsidiary of Hartford Financial Services, LLC)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 30,344
Decrease in due from affiliate	2,588
Decrease in other receivables	629
Decrease in due to affiliates	(25,498)
Increase in current taxes payable	14,679
Net cash used in operating activities	22,742
NET INCREASE IN CASH	22,742
CASH, beginning of year	103,521
CASH, end of year	$ 126,263

SUPPLEMENTAL INFORMATION:
Cash paid for income taxes: $2,000

The accompanying notes are an integral
part of this financial statement.

HARTFORD EQUITY SALES COMPANY, INC.
(a wholly-owned subsidiary of Hartford Financial Services, LLC)

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2001

1. Organization:

Hartford Equity Sales Company, Inc., (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Hartford Financial Services, LLC, which is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company (HLA). HLA is ultimately a subsidiary of The Hartford Financial Services Group, Inc. (The Hartford).

2. Description of Business and Summary of Significant Accounting Policies:

The Company serves as the distributor and principal underwriter for certain variable annuity contracts and variable life insurance policies issued by Hartford Life Insurance Company (HL) and its affiliates, Hartford Life and Annuity Insurance Company, and HLA. Administration and record keeping functions of the Company are performed by HL pursuant to an agreement. The Company receives commission income on contracts sold and pays commissions to its registered representatives on individual and group variable life and annuity business.

The Company also serves as a selling agent for The Hartford Mutual Funds, Inc. (the Funds). The Company receives compensation and pays commission on sales of shares of the Funds.

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Cash

Cash represents amounts on deposit in a commercial bank checking account.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Operating results in the future could vary from the amounts derived from management's estimates.

3. Transactions with Affiliated Parties:

The Company reimburses Hartford Fire Insurance Company (HFIRE), a subsidiary of The Hartford, for expenses paid through HFIRE's general operating account. During 2001, HFIRE paid $101,269 of the Company's expenses. As of December 31, 2001, the Company had an intercompany payable of $14,709 due to HFIRE. HL reimburses the Company for certain expenses. During 2001, HL paid $185,171 of the Company's expenses. During 2001, the amount of commission expense reimbursement was $126,449,540 and is included in the Company's Statement of Operations. The Company reimburses Hartford Investment Financial Services Company (HIFSCO) for dealer

concession expenses paid through HIFSCO's general operating account on behalf of the Company. During 2001, HIFSCO paid $232,871 of the Company's expenses. As of December 31, 2001, the Company had an intercompany receivable of $17,073 due from HL and an intercompany payable of $2,262 due to HIFSCO. The Company reimburses International Corporate Marketing Group (ICMG), a subsidiary of HL, for flow through trail compensation paid to the Company by ICMG. During 2001, $9,575 flowed through the Company. As of December 31, 2001, the Company had an intercompany payable of $106 due to ICMG.

On April 6, 1998, the Company entered into a partnership as a limited partner with HLA and ICMG forming the Insured Security Option Plan Financing Company Partnership (the Partnership). The Company's investment was $5,000 and is accounted for under the cost method of accounting.

4. Federal Income Taxes:

The Company is included in The Hartford's consolidated U.S. Federal income tax return. Federal income taxes are calculated as if the Company filed a separate return in accordance with the formal tax sharing agreements between The Hartford and its related subsidiaries. The amount of current tax calculated is remitted to The Hartford. The effective tax rate in 2001 approximated the U.S. Statutory tax rate of 35%. State income taxes are immaterial to the financial statements presented as a whole.

5. Net Capital Requirements:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such provisions. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 as defined under such provisions. The provision for the net capital requirement for the year ended December 31, 2001 is as follows:

Net capital	$ 98,847
Minimum net capital requirement	$ 5,000
Net capital in excess of requirement	$ 93,847
Ratio of aggregate indebtedness to net capital	0.30 : 1

6. Exemption from Rule 15c3-3:

The Company is exempt from Rule 15c3-3 (the Rule) of the Securities Exchange Act of 1934 under paragraph (k) (1) (i) of the Rule because its broker dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. In the opinion of management, the Company complied with the exemptive provisions of the Rule during the year ended December 31, 2001.

HARTFORD EQUITY SALES COMPANY, INC.
(a wholly-owned subsidiary of Hartford Financial Services, LLC)

COMPUTATION OF NET CAPITAL AND AGGREGATE

NDEBTEDNESS PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

Stockholder's equity	$ 122,597
Less nonallowable assets:	
Due from affiliates and other assets	(23,750)
Net capital	98,847
Minimum net capital required to be maintained (Greater of $5,000 or 6 2/3% of aggregate indebtedness of $27,416)	5,000
Net capital in excess of requirement	$ 93,847
Ratio of aggregate indebtedness to net capital	0.3 : 1

NOTE: No material differences exist between the computation of net capital above and that included in the Company's unaudited December 31, 2001 quarterly Focus Part II A filing.

The accompanying notes are an integral part of this schedule.


ANDERSEN

Report of Independent Public Accountants

To the Board of Directors of
Hartford Equity Sales Company, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Hartford Equity Sales Company, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Hartford, Connecticut
February 19, 2002